Exhibit 99.2

Independent Accountant’s Report

Bank One, Delaware, National Association
Deutsche Bank Trust Company Americas

We have examined the accompanying management’s assertion, that Bank One, Delaware, National Association (the “Servicer”), complied with the requirements of Sections 3.02, 3.04, 3.09, 4.02, 4.03, 4.04, 4.05 and 8.08 of the Banc One Credit Card Master Trust Pooling and Servicing Agreement dated as of November 1, 1994 (the “Agreement”) and the Supplements thereto for Series 1996-A, Series 1997-1 and Series 1997-2 (the “Supplements”), as amended, between the Servicer and Deutsche Bank Trust Company Americas (as Trustee for the various Certificateholders and Enhancement Providers of Banc One Credit Card Master Trust) (together, the “Agreements”), during the twelve months ended December 31, 2002. Management is responsible for the Servicer’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Servicer’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Servicer’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Servicer’s compliance with specified requirements.

In performing this examination, we have assumed the accuracy of the reports prepared by the Servicer’s third party credit card processor and did not extend our assessment to the relevant aspects of the Servicer’s compliance that are the responsibility of the third party credit card processor. Accordingly, our assessment does not extend to these aspects of the Servicer’s compliance that are the responsibility of the third party credit card processor, and we do not express any form of assurance on those compliance aspects.

In our opinion, management’s assertion that the Servicer complied with the aforementioned requirements during the twelve months ended December 31, 2002 is fairly stated, in all material respects.

March 6, 2003

ASSERTION BY BANK ONE, DELAWARE, NATlONAL ASSOCIATION

The management of Bank One, Delaware, National Association (the “Servicer”) is responsible for complying with the requirements of Sections 3.02, 3.04, 3.09, 4.02, 4.03, 4.04, 4.05 and 8.08 of the Banc One Credit Card Master Trust Pooling and Servicing Agreement dated as of November 1, 1994 (the “Agreement”) and the Supplements thereto for Series 1996-A, Series 1997-1 and Series 1997-2 (the “Supplements”), as amended, between the Servicer and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company) (as Trustee for the various Certficateholders and Enhancement Providers of Banc One Credit Card Master Trust) (together, the “Agreements”).

Management has performed an evaluation of the Servicer’s compliance with the Agreements and based on this evaluation management believes that the Servicer has complied with requirements of the sections of the Agreements referred to above during the twelve months ended December 31, 2002.

In providing this assertion compliance, we have assumed the accuracy of the reports prepared by the Servicer’s third party credit card processor and did not extend our assessment to the relevant aspects of the Servicer’s compliance that are the responsibility of the third party credit card processor, Accordingly, our assessment does not extend to these aspects of the Servicer’s compliance that are the responsibility of the third party credit card processor, and we do not express any form of assurance on these compliance aspects.

/s/ MICHAEL LOONEY

Michael Looney Executive Vice President - Operations

/s/ JEFFREY T. RIGG	/s/ MICHAEL J. GRUBB

Jeffrey T. Rigg Senior Vice President and Controller	Michael J. Grubb First Vice President